Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE DELIVERS OFFER TO ACQUIRE
ALEXANDRIA MINERALS CORPORATION

Toronto (June 13, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) is pleased to announce that it has delivered a definitive offer to the board of directors of Alexandria Minerals Corporation (“Alexandria”) pursuant to which Agnico Eagle would acquire 100% of Alexandria’s issued and outstanding common shares (the “Alexandria Shares”), including common shares issuable under outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the “Proposal”).  Total consideration required to effect the acquisition is expected to be approximately C$26 million (which has been calculated based on C$0.05 per issued and outstanding Alexandria Share).  The Proposal is not subject to any financing or due diligence condition.  Agnico Eagle has been informed that Alexandria’s board of directors has determined that the Proposal constitutes a “Superior Proposal” as defined in the arrangement agreement dated May 14, 2019 (the “Chantrell Agreement”) between Alexandria and Chantrell Ventures Corp. (“Chantrell”).

Strategic Rationale for Agnico Eagle

The acquisition of Alexandria will allow Agnico Eagle to consolidate an additional 14,819 hectares of mining claims that cover approximately 35 kilometres of strike length along the Cadillac-Larder Lake break in the prospective Val d’Or gold camp.  Three of Alexandria’s properties (Orenada, Akasaba and Sleepy) collectively contain historical inferred mineral resources of 526,702 ounces of gold (4.6 million tonnes at 3.53 grams per tonne gold) and indicated mineral resources of 448,654 ounces of gold (7.4 million tonnes at 1.88 grams per tonne gold), each as estimated by Alexandria.

“Agnico Eagle has a long history of involvement with Alexandria, both as an equity investor and through the purchase of the Akasaba West property in 2014”, said Alain Blackburn, Agnico Eagle’s Senior Vice President, Exploration.  “We believe that the key Alexandria properties are highly prospective and underexplored and could potentially provide future sources of ore at our nearby Goldex mine”, added Mr. Blackburn.

Agnico Eagle’s Proposal

Under the Proposal, each shareholder of Alexandria would have the option to receive, for each Alexandria Share, either: (i) C$0.05, in cash (the “Cash Option”); (ii) 0.000819355 common shares of Agnico Eagle (“Agnico Shares”) plus C$0.000001;

or (iii) 0.000819355 Agnico Shares (the “Share Option”). Based on the Cash Option, the Proposal represents a premium of:

•                  25% to the implied value of C$0.04 per Alexandria Share under the Chantrell Agreement;

•                  43% to the unaffected Alexandria Share price on May 13, 2019, the last trading day prior to the public announcement of the Chantrell Agreement;

•                  43% to the current market price of Alexandria Shares; and

•                  60% to the market value valuation of the Chantrell offer based on the 20-day VWAP of Alexandria Shares as of June 13, 2019.

In addition, all unexercised options to purchase Alexandria Shares would be exchanged for options to purchase Agnico Shares and all unexercised warrants to purchase Alexandria Shares would remain outstanding and become exercisable for Agnico Shares, in each case, based on the exchange ratio between Alexandria Shares and Agnico Shares represented by the Share Option.

Agnico has been advised by Alexandria that it has provided notice of the Proposal to Chantrell as required by the Chantrell Agreement.  Alexandria has also advised that, subject only to the expiry or waiver by Chantrell of Chantrell’s right to match during the right to match period under the Chantrell Agreement, Alexandria proposes to enter into the definitive agreement with Agnico Eagle in connection with the Proposal.  To enter the definitive agreement, Alexandria would first terminate the Chantrell Agreement and pay the termination fee of C$875,000.

Agnico Eagle currently owns 28.8 million Alexandria Shares, representing 5.6% of the issued and outstanding shares of Alexandria.

Key Benefits to Alexandria Shareholders

In addition to the substantial premium to the current and historical trading price of Alexandria Shares and to the value of the Chantrell offer, as described above, the Proposal would offer the following key benefits to Alexandria shareholders:

•                  Certainty of Value — the Proposal provides immediate value certainty for Alexandria shareholders who select the Cash Option and enhanced certainty of value for Alexandria Shareholders who elect to receive Agnico Shares, when compared to the shares being offered under the Chantrell transaction, which have no trading history and are expected to have substantially less liquidity than Agnico Shares.

•                  Substantially Less Execution Risk — the Proposal has substantially less execution risk given that: (i) it is not contingent on the completion of any other transaction, or subject to approval by Agnico Eagle’s shareholders or any financing; and (ii) there are no regulatory approvals or consents required that would impede or delay consummation of the Proposal.

•                  Continued Participation in the Cadillac Break Property Package — Alexandria shareholders who elect to receive Agnico Shares would have the opportunity to continue to participate in any future value increases associated with the continued exploration and subsequent development and operation of Alexandria’s properties.  As Quebec’s largest gold producer, with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine (which mines are located within 50 kilometres of each other and near Alexandria’s properties), Agnico Eagle is uniquely positioned to create value from these properties.

•                  Operational Capabilities of Agnico Eagle — Alexandria shareholders that elect to receive Agnico Shares can rely on Agnico Eagle’s long operating track record and demonstrated success in exploring, developing, commissioning and operating large-scale projects, and can be assured that Agnico Eagle has the necessary exploration, development, financing and operating experience to continue to explore, and if appropriate, develop and mine Alexandria’s properties.

•                  Participation in a Company with Geographically Diverse Projects — Alexandria shareholders that elect to receive Agnico Shares would also benefit from having an equity position in a company with substantial geographic diversity.  At present, Agnico Eagle has interests in mining properties located in Mexico, Canada, Europe, Latin American and the United States and operates mines in northwestern Quebec, northern Mexico, northern Finland and Nunavut.

•                  Market Capitalization and Liquidity — Agnico Eagle is listed on both the Toronto Stock Exchange and the New York Stock Exchange and has a market capitalization of more than C$14.5 billion. Agnico Eagle’s shares are highly liquid, with an average daily trading volume of approximately 1.2 million shares on the Toronto Stock Exchange, representing approximately C$65 million on a daily basis over the last 12 months.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at June 13, 2019. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to Agnico Eagle’s Proposal to acquire Alexandria Shares in the future, and the outcome of any such Proposal and any expected strategic rationale offered in support of such Proposal.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. However, in October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations. The new SEC rules will replace Guide 7 and are intended to align the SEC’s disclosure requirements more closely with NI 43-101. Under the new SEC rules, SEC registrants will be permitted to disclose “mineral resources” even though they reflect a lower level of certainty than mineral reserves.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.